April 24, 2026

Henry Ji, Ph.D.
Chief Executive Officer & President
Scilex Holding Company
960 San Antonio Road
Palo Alto, CA 94303

       Re: Scilex Holding Company
           Registration Statement on From S-3
           Filed April 16, 2026
           File No. 333-295109
Dear Henry Ji Ph.D.:

       We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed April 16, 2025
Important Information Incorporated by Reference, page 44

1. Your Form 10-K for the fiscal year ended December 31, 2025, which has been forward incorporated by reference into your registration statement, reflects the acquisition of
       Vivasor Holding Company on December 5, 2025. Based on the purchase consideration transferred, this acquisition would appear to exceed the significance thresholds set forth in Rule 1-02(w) of Regulation S-X. As such, please tell us how you have complied with the requirements of Item 2.01 of Form 8-K and Rule 3-05 of Regulation S-X as it relates to this acquisition.
Exhibits

2. Please tell us why you have not publicly filed your December 5, 2025 Share Transfer
       Agreement with Vivasor. For reference, please refer to Item 601(b)(2) and (b)(10) of
       Regulation S-K.
 April 24, 2026
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Elizabeth Razzano, Esq.